Troutman Pepper Hamilton Sanders LLP
600 Peachtree Street NE, Suite 3000
Atlanta, GA 30308-2216

troutman.com

Mary Katherine Rawls

marykatherine.rawls@troutman.com

January 25, 2023

William Demarest

Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Procaccianti Hotel REIT, Inc.
Form 10-K for fiscal year ended December 31, 2021
Filed March 25, 2022
Form 8-K filed June 27, 2022
File Nos. 000-56272

Dear Messrs. Demarest and Esquivel:

Procaccianti Hotel REIT, Inc., a Maryland corporation (the “Company”), wishes to respond to the letter of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated December 20, 2022. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Staff’s comment letter. The Company hereby responds to the specific comments as follows:

Form 8-K filed June 27, 2022

Item 8.01 Other Events

Determination of Estimated Per Share NAVs, page 1

1.	We note that estimated per share NAV as of March 31, 2022 for the K-I Shares to be $10.29; (ii) the K Shares to be $10.29; (iii) the K-T Shares to be $10.29; (iv) the A Shares to be $13.34; and (v) the B Shares to be $1.25. We further note from footnote (1) to your Estimated Per Share NAVs table that because proceeds from the sale of A Shares are used to pay organization and offering expenses of K Shares, K-I Shares and K-T Shares, the value of each of the K Shares, K-I Shares and K-T Shares is higher than if such shares paid their associated organization and offering expenses. Please tell us and expand your disclosure to explain in further detail how total NAV is allocated to each class of share in your calculation of estimated NAV per share for each class. In your explanation, please include discussion of how proceeds from the sale of A shares that are used to pay organization and offering expenses of K Shares, K-1 Shares and K-T Shares impacts your calculation of estimated NAV for each class of share. Lastly, explain to us how the company is reimbursed for organization and offering expenses of K Shares, K-1 Shares and K-T Shares sold in the offering.

January 25, 2023 Page 2

The Company respectfully notes that the estimated per share net asset value (“Estimated Per Share NAV”) of each of the Company’s classes of capital stock is calculated in accordance with the Company’s charter, as amended. The Company’s net asset value (“NAV”) is, in accordance with the Company’s charter, allocated (i) first, to the liquidation preference on each of the shares of Class K-I common stock (the “K-I Shares”), shares of Class K common stock (the “K Shares”) and shares of Class K-T common stock (“K-T Shares”) equal to $10.00, plus all accumulated, accrued, and unpaid distributions on the K-I Shares, K Shares and K-T Shares, respectively, (ii) second, to the payment of any deferred and unpaid asset management fees, acquisition fees and disposition fees (including interest accrued on all such fees at a non-compounded rate of 6.0% per annum) to the Company’s advisor, (iii) third, to the liquidation preference on the shares of Class A common stock (the “A Shares”) equal to $10.00, plus all accumulated, accrued and unpaid distributions on the A Shares, and (iv) fourth, following the distribution and payment in full of all of the preceding obligations, (a) 50.0% of the remaining NAV is allocated to the holders of the K-I Shares, K Shares, K-T Shares (pro rata based on the number of K-I Shares, K Shares, and K-T Shares outstanding), (b) 12.5% of the remaining NAV is allocated to shares of Class B capital stock (the “B Shares”), and (c) 37.5% of remaining NAV is allocated to the A Shares.

As of March 31, 2022, the Company had paid all accumulated distributions due to holders of K Shares, K-I Shares and K-T Shares. As of March 31, 2022, the Company had not paid any accumulated distributions to the holders of A Shares. The allocation of NAV to each of the share classes and resulting Estimated Per Share NAV of each share take into account the liquidation preferences summarized above and that holders of A Shares would receive all accumulated unpaid dividends as well as share in any residual NAV. The Company notes that, in general, the liquidation preferences summarized above and the subordination of deferred and unpaid asset management fees, acquisition fees and disposition fees to the Company’s advisor should always result in an Estimated Per Share NAV of K Shares, K-I Shares and K-T Shares that is higher than it would otherwise be without such preferences and subordination of fees.

As included in footnote (1) to the Estimated Per Share NAV table in the Company’s Current Report on Form 8-K filed with the Commission on June 27, 2022, and as previously disclosed in other filings with the Commission, the Company’s advisor and its affiliates agreed to purchase A Shares in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, in order to provide the Company with funds sufficient to pay the selling commissions, dealer manager fees, stockholder servicing fees associated with the K Shares, K-I Shares and K-T Shares, the difference between the applicable NAV per K Share and applicable offering price per K-I Share in the Company’s primary offering, the difference between any discounted purchase price and the offering price of K-I Shares, K Shares and K-T Shares (excluding volume discount purchases), and other organization and offering expenses related to the K-I Shares, K Shares and K-T Shares in the Company’s offering. Therefore, proceeds from the sale of K-I Shares, K Shares and K-T Shares were not used to pay organization and offering expenses in connection with K-I Shares, K Shares and K-T Shares, resulting in the K Shares, K-I Shares and K-T Shares each having a higher Estimated Per Share NAV than they would otherwise have if such share classes paid their own respective organization and offering expenses.

January 25, 2023 Page 3

The Company hereby undertakes to expand its disclosure in subsequent filings containing footnote (1) to the Estimated Per Share NAV table to describe the impact of the liquidation preferences on K Shares, K-I Shares and K-T Shares and subordination of fees payable to the Company’s advisor on its Estimated Per Share NAV calculation.

If you have any questions or comments please contact me at (678) 592 -7738.

Best regards,

/s/ Mary Katherine Rawls

Mary Katherine Rawls

Cc: Heath D. Linsky

Gregory Vickowski

Ron Hadar